Exhibit 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in Canadian Dollars)

MOUNTAIN PROVINCE
DIAMONDS INC.

Three and Six Months Ended June 30, 2016

(Unaudited)

MOUNTAIN PROVINCE DIAMONDS INC.

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MOUNTAIN PROVINCE DIAMONDS INC.

Responsibility for CONDENSED Consolidated INTERIM Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Mountain Province Diamonds Inc. (the "Company") are the responsibility of the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the Company’s audited consolidated financial statements as at December 31, 2015. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34 - Interim Financial Reporting using the accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) appropriate in the circumstances.

Management has established processes, which are in place to provide sufficient knowledge to support management representations that it has exercised reasonable diligence that the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Audit Committee assists the Board of Directors in fulfilling this responsibility.

The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee approves the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders on behalf of the Board of Directors.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with IFRS as issued by the IASB, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

“Patrick C. Evans” “Bruce Ramsden”

Patrick C. Evans Bruce Ramsden

President and Chief Executive Officer VP Finance and Chief Financial Officer

Toronto, Canada

August 11, 2016

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Balance Sheets

In Canadian dollars

(Unaudited)

		June 30,	December 31,
	Notes	2016	2015
ASSETS
Current assets
Cash		$ 19,521,301	$ 9,081,791
Amounts receivable		1,470,656	1,348,018
Prepaid expenses		686,202	758,249
Supplies inventory		12,454,417	-
		34,132,576	11,188,058

Restricted cash	6	104,938,263	94,512,019
Financing costs	9	5,654,790	13,891,403
Property and equipment	7	588,233,001	463,256,628

Total assets		$ 732,958,630	$ 582,848,108

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	12	$ 30,407,014	$ 28,193,849
Derivative liabilities	10	4,133,581	15,746,449
		34,540,595	43,940,298

Loan facility	9	339,826,624	205,686,683
Derivative liabilities	10	5,517,183	1,495,304
Decommissioning and restoration liability	8	25,508,177	23,044,826

Shareholders' equity:
Share capital	11	472,755,703	472,285,993
Share-based payments reserve	11	4,700,568	4,775,687
Deficit		(149,890,220)	(168,380,683)

Total shareholders' equity		327,566,051	308,680,997

Total liabilities and shareholders' equity		$ 732,958,630	$ 582,848,108

Contingencies and commitments	5 & 7

On behalf of the Board:

“Patrick Evans”	“Jonathan Comerford”
Director	Director

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

In Canadian dollars

(Unaudited)

		Three months ended	Three months ended	Six months ended	Six months ended
	Notes	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Expenses:
Consulting fees	11 & 12	$ (328,251)	$ (1,994,178)	$ (634,076)	$ (2,194,346)
Depreciation		(3,466)	(1,944)	(6,933)	(3,888)
Exploration and evaluation expenses		122	(32,936)	4,804	(37,725)
Office and administration		(134,428)	(119,609)	(245,019)	(231,844)
Professional fees		(528,415)	(132,383)	(956,578)	(277,671)
Promotion and investor relations		(65,806)	(80,521)	(115,198)	(82,477)
Director fees		-	-	(89,839)	(89,839)
Transfer agent and regulatory fees		(85,828)	(158,492)	(197,879)	(279,192)
Travel		(57,981)	(90,809)	(131,624)	(120,433)

Loss for the period from operations		$ (1,204,053)	$ (2,610,872)	$ (2,372,342)	$ (3,317,415)
Accretion expense on decommissioning and restoration liability	8	(123,865)	(45,781)	(247,732)	(92,363)
Other income (expenses):
Interest income		256,735	297,166	526,518	431,102
Management fees	12	22,500	22,500	45,000	45,000
Derivative (loss) gain	10	(624,757)	(2,796,044)	798,994	(2,796,044)
Finance costs		(84,044)	-	(168,544)	-
Foreign exchange gain (loss)		1,405,569	(627,210)	19,908,569	(601,278)

Net (loss) income for the period		$ (351,915)	$ (5,760,241)	$ 18,490,463	$ (6,330,998)

Basic and diluted (loss) earnings per share	11(v)	$ (0.00)	$ (0.00)	$ 0.12	$ (0.00)

Basic weighted average number of shares outstanding		159,705,207	159,005,481	159,692,020	147,170,764

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Equity

For the six months ended June 30, 2016

In Canadian dollars

(Unaudited)

	Notes	Number of shares	Share capital	Share-based payments reserve	Deficit	Total
Balance, December 31, 2014		135,204,550	$ 377,614,185	$ 2,507,424	$ (125,211,712)	$ 254,909,897
Net loss for the period		-	-	-	(6,330,998)	(6,330,998)
Issuance of common shares – Rights Offering, net of costs	11	23,761,783	91,822,514	-	-	91,822,514
Stand-by fee		712,500	2,850,000	-	-	2,850,000
Share-based payment expense		-	-	1,403,927	-	1,403,927
Balance, June 30, 2015		159,678,833	$ 472,286,699	$ 3,911,351	$ (131,542,710)	$ 344,655,340

Balance, December 31, 2015		159,678,833	$ 472,285,993	$ 4,775,687	$ (168,380,683)	$ 308,680,997
Net income for the period		-	-	-	18,490,463	18,490,463
Share-based payment expense		-	-	37,591	-	37,591
Issuance of common shares – exercise of options		100,000	357,000	-	-	357,000
Fair value of share options exercised from share-based payments reserve		-	112,710	(112,710)	-	-
Balance, June 30, 2016		159,778,833	$ 472,755,703	$ 4,700,568	$ (149,890,220)	$ 327,566,051

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Condensed Consolidated Interim Statements of Cash Flows

In Canadian dollars

(Unaudited)

		Six months ended	Six months ended
	Notes	June 30, 2016	June 30, 2015
Cash provided by (used in):
Operating activities:
Net income (loss) for the period		$ 18,490,463	$ (6,330,998)

Adjustments:
Accretion expense on decommissioning and restoration liability		247,732	92,363
Depreciation		6,933	3,888
Share-based payment expense		37,591	1,403,927
Interest income		(526,518)	(431,102)
Finance costs		168,544	-
Derivative (gain) loss		(798,994)	2,796,044
Foreign exchange gain		(19,908,569)	-
Changes in non-cash operating working capital:
Amounts receivable		9,004	33,722
Prepaid expenses		(334,594)	(191,688)
Supplies inventory		(12,454,417)	-
Accounts payable and accrued liabilities		(563,617)	341,538
		(15,626,442)	(2,282,306)
Investing activities:
Interest income		526,518	431,102
Restricted cash		(10,426,244)	(111,314,809)
Amounts receivable		(131,642)	(786,040)
Capitalized interest paid		(10,759,640)	(1,562,757)
Payments for property and equipment		(105,096,964)	(138,338,952)
Redemption of short-term investments		-	76,942,699
		(125,887,972)	(174,628,757)
Financing activities:
Loan facility		153,724,471	123,651,000
Financing costs		(1,940,250)	(21,933,444)
Proceeds from option exercises		357,000	-
Proceeds from share issuance, net of costs	11(ii)	-	94,672,514
		152,141,221	196,390,070

Effect of foreign exchange rate changes in cash		(187,297)	-
Increase in cash		10,439,510	19,479,007
Cash, beginning of period		9,081,791	3,779,907
Cash, end of period		$ 19,521,301	$ 23,258,914

The notes to the condensed consolidated interim financial statements are an integral part of these statements.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

1.	Nature of Operations

Mountain Province Diamonds Inc. (“Mountain Province” and together with its subsidiaries collectively, the “Company”) was incorporated on December 2, 1986 under the British Columbia Company Act. The Company amended its articles and continued incorporation under the Ontario Business Corporation Act effective May 8, 2006. The Company is involved in the discovery and development of diamond properties in Canada’s Northwest Territories.

The address of the Company’s registered office and its principal place of business is 161 Bay Street, Suite 2315, PO Box 216, Toronto, ON, Canada, M5J 2S1. The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol ‘MPV’ and on the NASDAQ under the symbol ‘MDM’.

At June 30, 2016, the Company has largely completed the development of the Gahcho Kué Project (“Gahcho Kué Diamond Mine”) in conjunction with De Beers Canada Inc. (“De Beers Canada”) (Note 7). The underlying value and recoverability of the amounts shown as “Property and Equipment” are dependent upon future profitable production or proceeds from disposition of the Company’s assets. Failure to meet the obligations for the Company’s share in the Gahcho Kué Diamond Mine may lead to dilution of the interest in the Gahcho Kué Diamond Mine and may require the Company to write off costs capitalized to date.

Authorization of Financial Statements

These unaudited condensed consolidated interim financial statements were approved by the Audit Committee on behalf of the Board of Directors on August 11, 2016.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements of the Company were prepared in accordance with International Auditing Standard 34 - Interim Financial Reporting. These interim financial statements follow the same accounting policies and methods of computation as compared with the most recent annual financial statements, being for the year ended December 31, 2015, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Accordingly, these interim financial statements should be read in conjunction with the Company’s most recent annual financial statements.

3.	Significant accounting policies

(i)	Basis of consolidation

The condensed consolidated interim financial statements include the accounts of Mountain Province and its wholly-owned subsidiaries:

•	2435572 Ontario Inc. (100% owned)
•	2435386 Ontario Inc. (100% owned by 2435572 Ontario Inc.)

The Company’s interest in the Gahcho Kué Diamond Mine is held through 2435386 Ontario Inc.

A subsidiary is an entity controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. A subsidiary is included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, expenses, profits and losses, including unrealized gains and losses have been eliminated on consolidation.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The Company has determined that its interest in the Gahcho Kué Diamond Mine through its joint arrangement is a joint operation under International Financial Reporting Standard 11, Joint Arrangements, and, accordingly has recorded the assets, liabilities, revenues and expenses in relation to its interest in the joint operation. The Company’s interest in the Gahcho Kué Diamond Mine is bound by a contractual arrangement establishing joint control over the mine through required unanimous consent of the Company and De Beers Canada (the “Participants”) for strategic, financial and operating policies of the Gahcho Kué Diamond Mine. The Gahcho Kué Diamond Mine management committee has two representatives of each of the Company and De Beers Canada. The Participants have appointed De Beers Canada as the operator of the Gahcho Kué Diamond Mine.

(ii)	New accounting policies adopted in the period

a)	Supplies inventory

Supplies inventory are consumable materials which are measured at the lower of weighted average cost and net realizable value.

b)	Share-based payments

The Company maintains a Restricted Share Unit (“RSU”), Deferred Share Unit (“DSU”) and stock option plan for employees, directors, and other qualified individuals.

Equity-settled transactions, which include RSUs, DSUs and the stock options, are measured by reference to the fair value at the grant date. The fair value for stock options is determined using a Black-Scholes option pricing model, which relies on estimates of the future risk-free interest rate, future dividend payments, future share price volatility and the expected average life of options. The Company believes this model adequately captures the substantive features of the option awards, and are appropriate to calculate their fair values. The fair value determined at grant date is recognized over the vesting period in accordance with the vesting terms and conditions, with a corresponding increase to contributed surplus.

(iii)	Standards and amendments to existing standards

At the date of authorization of these financial statements, certain new standards and amendments to existing standards have been published but are not yet effective, and have not been adopted early by the Company. The Company anticipates that all of the relevant standards will be adopted by the Company in the first period beginning after the effective date of the standard. Information on new standards and amendments that are expected to be relevant to the Company’s financial statements is provided below.

Financial instruments

In July 2014, the IASB issued the final version of International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”) bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Management is currently assessing the impact of adopting IFRS 9 on the consolidated financial statements along with timing of adoption of IFRS 9.

Leases

On January 13, 2016, the IASB issued International Financial Reporting Standard 16, Leases (“IFRS 16”). The new standard will replace existing lease guidance in IFRS and related interpretations, and requires companies to bring most leases on-balance sheet. The new standard is effective for annual periods beginning on or after January 1, 2019. The Company is currently assessing the impact of IFRS 16.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The following amendments which the Company adopted are effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2016.

Property, plant and equipment and intangible assets

In May 2014, the IASB issued amendments to International Accounting Standard 16 Property, plant and equipment, (“IAS 16”) and International Accounting Standard 38, Intangible assets (“IAS 38”). The amendments became effective for the Company’s annual period beginning on January 1, 2016 and are to be applied prospectively. The amendments clarify the factors in assessing the technical or commercial obsolescence and the resulting depreciation period of an asset and state that a depreciation method based on revenue is not appropriate. The adoption of IAS 16 did not have an effect on the condensed consolidated interim financial statements.

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates, which, by their nature, are uncertain and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

i) Significant judgments in applying accounting policies

The areas which require management to make significant judgments in applying the Company’s accounting policies in determining carrying values include, but are not limited to:

a) Impairment analysis - mineral properties

As required under IAS 36 - Impairment of Assets (“IAS 36”), the Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company is required to make certain judgments in assessing indicators of impairment. The Company’s assessment is that as at June 30, 2016 no indicator of an impairment in the carrying value of its mineral properties had occurred.

ii) Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a) Mineral reserves and resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of future price for the commodity and future cost of operations. The mineral reserve and resources are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in commodity prices and operating costs subsequent to the date of the estimate, may justify revision of such estimates. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the properties.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

b) Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels; and
•	the ability to sustain ongoing production of ore

The list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

c) Provision for decommissioning and restoration

The decommissioning and restoration liability and the accretion recorded are based on estimates of future cash flows, discount rates, and assumptions regarding timing. The estimates are subject to change and the actual costs for the decommissioning and restoration liability may change significantly.

d) Stock options

The stock option pricing model requires the input of highly subjective assumptions including the expected life and volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

e) Deferred taxes

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unused losses carried forward, and are measured using the substantively enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Deferred tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, including forecasts, it is probable that they will be realized. The Company has not recorded the benefit of tax losses or deductible temporary differences.

5.	FINANCIAL INSTRUMENTS

Fair value measurement

The Company categorizes each of its fair value measurements in accordance with a fair value hierarchy. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The following table shows the carrying amounts and fair values of the Company’s financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

		Carrying amount				Fair value
June 30, 2016	Note	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash		$ -	$ 19,521,301	$ -	$ 19,521,301	$ 19,521,301	$ -	$ -	$ 19,521,301
Financial assets not measured at fair value
Amounts receivable		1,470,656	-	-	1,470,656
Restricted cash		-	104,938,263	-	104,938,263	104,938,263	-	-	104,938,263
		1,470,656	104,938,263	-	106,408,919
Financial liabilities measures at fair value
Derivative liabilities		-	9,650,764	-	9,650,764	-	9,650,764	-	9,650,764
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities		-	-	30,407,014	30,407,014
Loan facility		-	-	339,826,624	339,826,624	-	357,501,954	-	357,501,954
		-	-	370,233,638	370,233,638

		Carrying amount				Fair value
December 31, 2015	Note	Loans and receivables	Fair value through profit and loss	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Cash		$ -	$ 9,081,791	$ -	$ 9,081,791	$ 9,081,791	$ -	$ -	$ 9,081,791
Financial assets not measured at fair value
Amounts receivable		1,348,018	-	-	1,348,018
Restricted cash		-	94,512,019	-	94,512,019	94,512,019	-	-	94,512,019
		1,348,018	94,512,019	-	95,860,037
Financial liabilities measures at fair value
Derivative liabilities		-	17,241,753	-	17,241,753	-	17,241,753	-	17,241,753
Financial liabilities not measured at fair value
Accounts payable and accrued liabilities		-	-	28,193,849	28,193,849
Loan facility		-	-	205,686,683	205,686,683	-	216,908,983	-	216,908,983
		-	-	233,880,532	233,880,532

The fair values of the amounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these financial instruments.

Fair values of assets and liabilities classified as Level 2 are valued using discounted cash flow (“DCF”) models. These models require a variety of observable inputs including market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or verified with the market where possible.

Derivative instruments are valued using DCF models. These models require a variety of observable inputs including market prices, forward price curves and yield curves. These inputs are obtained from or verified with the market where possible.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

Financial instruments risks

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include credit risk, liquidity risk, market risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

On June 30, 2016 and December 31, 2015, the Company does not have any allowance for doubtful accounts, and does not consider that any such allowance is necessary.

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to amounts receivable. The Company considers the risk of loss for its amounts receivable to be remote and significantly mitigated due to the financial strength of the parties from whom most of the amounts receivable are due - the Canadian government for harmonized sales tax (“HST”) refunds receivable in the amount of approximately, $1,466,853 (December 31, 2015 - approximately $1,312,782).

The Company’s current policy is to hold excess cash in bank accounts. It periodically monitors the investment income it makes and is satisfied with the credit ratings of its bank.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Funds from the Loan Facility (Note 9) will be required to fund its share of the remaining capital and operating costs to commercial production of the Gahcho Kué Diamond Mine. The Company's approach to managing liquidity risk is to monitor forecast cash flows so that it will have sufficient liquidity to meet liabilities when due. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its ongoing requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant (Note 9).

As at June 30, 2016, the Company has drawn US$278 million or $359.1 million Canadian dollar equivalent from the Loan Facility.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations:

	Less than	1 to 3	4 to 5	After 5
	1 Year	Years	Years	Years	Total
Operating lease obligations	$ 82,982	$ -	$ -	$ -	$ 82,982
Gahcho Kué Diamond Mine commitments	17,302,915	-	-	-	17,302,915
Trade and other payables	30,407,014	-	-	-	30,407,014
Loan facility - Principal	-	215,650,397	143,442,203	-	359,092,600
Loan facility - Interest	25,996,700	41,223,900	8,672,900	-	75,893,500
Interest Rate Swap Contracts:
Outflows	3,653,448	5,279,988	320,041	-	9,253,477
Forward Exchange Contracts*:
(Inflows)	(41,333,284)	-	-	-	(41,333,284)
Outflows	42,679,842	-	-	-	42,679,842
	$ 78,789,617	$ 262,154,285	$ 152,435,144	$ -	$ 493,379,046

*The foreign exchange contracts inflows and outflows have been signed with the syndicate of lenders. In the scenario where one or more of these lenders are unable to pay, the Company could be exposed to the outflow of agreed upon funds for the remaining contracts at that time. Any offsetting would be at the discretion of the lenders. The Company believes it has no significant credit risk.

Market risk

Market risk is the risk that changes in market prices such as foreign exchange rates, interest rates and equity prices will affect the Company’s income and the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

(i) Interest rate risk

The Company is exposed to interest rate risk on its outstanding borrowings and interest rate swap contracts. The Company has entered into interest rate swaps (Note 10) to fix its interest rate exposure for 75% of its U.S. dollar Loan Facility and therefore has interest rate exposure to the remaining 25%. At June 30, 2016, the total Loan Facility drawn was US$278 million and interest rate swaps of US$194.6 million are currently in effect.

At June 30, 2016, a 100 basis point increase in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in a decrease to interest by approximately $8.2 million. A 100 basis point decrease in the LIBOR interest rate for the interest rate swap portion and interest rate on the Loan Facility would have resulted in an increase to interest by approximately $6.68 million.

(ii) Foreign currency

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada and has foreign currency exposure to transactions in U.S. dollars. The majority of development costs of the Gahcho Kué Diamond Mine will be in Canadian dollars, but funded through the U.S. dollar Loan Facility (Note 9). The Company has entered into foreign currency forward strip contracts (Note 10) to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. The foreign currency forward strip contracts increase the exposure to financial risk related to foreign exchange rates. Currency risk relates to the U.S. dollar Loan Facility, foreign currency forward strip contracts and cash and restricted cash denominated in U.S. dollars.

Page14

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

As at June 30, 2016, the Company had cash and restricted cash, accounts payable and accrued liabilities, derivative liabilities and the Loan Facility that are in U.S. dollars.

Cash	$ 3,900,000
Restricted cash	2,400,000
Derivative liabilities	(9,700,000)
Loan facility	(359,100,000)
Total	$ (362,500,000)

A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar at June 30, 2016 would have resulted in an increase or decrease to net loss of approximately $36.25 million.

6. RESTRICTED CASH

Total restricted cash of $104,938,263 at June 30, 2016 (December 31, 2015 - $94,512,019) included $80,130,999 held in a restricted cost overrun account and $24,807,264 held in a restricted proceeds account. The amounts held in the restricted cost overrun reserve account are restricted for the use of funding potential cost overruns of the Gahcho Kué Diamond Mine, and the use of this account must be approved by the lenders under the Loan Facility agreement (Note 9). The amounts held in the restricted proceeds account are restricted for the use of funding the Company’s share of expenditures for the Gahcho Kué Diamond Mine, and the amounts are expected to be used to fund the Company’s share of expenditures in the third quarter of 2016. These amounts are restricted under the Loan Facility agreement.

Page15

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

7.	PROPERTY AND EQUIPMENT

The Company’s property and equipment as at June 30, 2016 and December 31, 2015 are as follows:

	Corporate		Production and	General	Earthmoving	Mineral	Assets under
	assets	Vehicles	related equipment	infrastructure	equipment	properties	construction	Total
Cost
At January 1, 2015	$ 38,877	$ 2,202,773	$ 437,798	$ 4,500,646	$ 10,223,823	$ 58,154,481	$ 140,603,611	$ 216,162,009
Decommissioning and restoration adjustment	-	-	-	-	-	14,861,675	-	14,861,675
Additions*	12,183	-	-	-	192,122	-	236,679,883	$ 236,884,188
At December 31, 2015	51,060	2,202,773	437,798	4,500,646	10,415,945	73,016,156	377,283,494	467,907,872
Decommissioning and restoration adjustment	-	-	-	-	-	2,215,619	-	2,215,619
Additions*	-	-	-	-	-	-	123,903,802	123,903,802
At June 30, 2016	$ 51,060	$ 2,202,773	$ 437,798	$ 4,500,646	$ 10,415,945	$ 75,231,775	$ 501,187,296	$ 594,027,293

Accumulated depreciation
At January 1, 2015	$ (20,914)	$ (607,689)	$ (214,183)	$ (858,905)	$ (920,848)	$ -	$ -	$ (2,622,539)
Depreciation	(8,537)	(390,152)	(34,698)	(584,767)	(1,010,551)	-	-	(2,028,705)
At December 31, 2015	(29,451)	(997,841)	(248,881)	(1,443,672)	(1,931,399)	-	-	(4,651,244)
Depreciation	(6,933)	(194,756)	(16,771)	(262,910)	(661,678)	-	-	(1,143,048)
At June 30, 2016	$ (36,384)	$ (1,192,597)	$ (265,652)	$ (1,706,582)	$ (2,593,077)	$ -	$ -	$ (5,794,292)

Carrying amounts
At December 31, 2015	$ 21,609	$ 1,204,932	$ 188,917	$ 3,056,974	$ 8,484,546	$ 73,016,156	$ 377,283,494	$ 463,256,628
At June 30, 2016	$ 14,676	$ 1,010,176	$ 172,146	$ 2,794,064	$ 7,822,868	$ 75,231,775	$ 501,187,296	$ 588,233,001

*Included in the additions of assets under construction for the six months ended June 30, 2016 is $15,375,390 (December 31, 2015 $11,386,094) of borrowing and other costs.

Page16

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The Company’s mineral asset, the Gahcho Kué Diamond Mine, is in the development stage. Based on successful permitting and demonstrated technical feasibility and commercial viability of the Gahcho Kué Diamond Mine, in December 2013 the Company commenced capitalizing all development expenditures incurred related to the Gahcho Kué Diamond Mine.

The Company holds a 49% interest in the Gahcho Kué Diamond Mine located in the Northwest Territories, Canada, and De Beers Canada holds the remaining 51% interest. The arrangement between the Company and De Beers Canada is governed by an agreement entered into on July 3, 2009 (the “2009 Agreement”).

Under a previous agreement (the “2002 Agreement”) in effect until July 3, 2009, De Beers Canada carried all costs incurred by the Project, and De Beers Canada had no recourse to the Company for repayment of funds until, and unless, the Project was built, in production, and generating net cash flows.

On July 3, 2009, the Company entered the 2009 Agreement with De Beers Canada (jointly, the “Participants”) under which:

(a)	The Participants’ continuing interests in the Gahcho Kué Diamond Mine will be Mountain Province 49% and De Beers Canada 51%, with the Company’s interest no longer subject to the dilution provisions in the 2002 Agreement except for normal dilution provisions which are applicable to both Participants. On October 2, 2014, Mountain Province assigned its 49% interest to its wholly-owned subsidiary 2435386 Ontario Inc. to the same extent as if 2435386 Ontario Inc. had been the original party to the Joint Venture Agreement;
(b)	Each Participant will market their own proportionate share of diamond production in accordance with their participating interest;
(c)	Each Participant will contribute their proportionate share to the future project development costs;
(d)	Material strategic and operating decisions will be made by consensus of the Participants as long as each Participant has a participating interest of 40% or more;
(e)	The Participants have agreed that the sunk historic costs to the period ended on December 31, 2008 will be reduced and limited to $120,000,000;
(f)	The Company will repay De Beers Canada $59 million (representing 49% of an agreed sum of $120,000,000) plus interest compounded on the outstanding amounts in settlement of the Company’s share of the agreed historic sunk costs. At June 30, 2016, the following amounts have not been settled and have not been accrued:
•	$10 million following the commencement of commercial production (commencement of commercial production for the purposes of the 2009 Agreement means the first day of the calendar month following the first thirty consecutive days (excluding maintenance days) that the relevant Mine has achieved and maintained 70% of rated Production specified in the relevant Feasibility Study); and
•	The balance of approximately $24.4 million plus accumulated interest of approximately $25.8 million within 18 months following commencement of commercial production, which is targeted to take place by January 2017. At June 30, 2016, accumulated interest is approximately $20.5 million. Accumulated interest is being calculated at the prevailing LIBOR rate plus 5%.

2435386 Ontario Inc. has agreed that the marketing rights provided to the Company in the 2009 Agreement will be diluted if the Company defaults on certain of the payments described above.

Since these payments are contingent on certain events occurring, and/or work being completed, they will be recorded as the payments become due or are made. As these contingent payments are made, they will be capitalized to Mineral Properties.

Between 2014 and 2016, the Company and De Beers signed agreements allowing the Operator to utilize De Beers’ credit facilities to issue reclamation and restoration security deposits to the federal and territorial governments. In accordance with these agreements, the Company agreed to a 3% fee for the share of the security deposits issued. As at June 30, 2016, the Company’s share of the security deposits issued were $23,419,125 (December 31, 2015 - $14,378,228).

Page17

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

8. DECOMMISSIONING AND RESTORATION LIABILITY

The Gahcho Kué Diamond Mine decommissioning and restoration liability was calculated using the following assumptions as at June 30, 2016 and December 31, 2015:

	June 30,	December 31,
	2016	2015
Expected undiscounted cash flows	$ 31,730,558	$ 30,571,835
Discount rate	1.72%	2.15%
Inflation rate	2.08%	2.02%
Periods	2028	2028

The decommissioning and restoration liability has been calculated using expected cash flows that are current dollars, with inflation.

The continuity of the decommissioning and restoration liability at June 30, 2016 and December 31, 2015 is as follows:

	June 30,	December 31,
	2016	2015
Balance, beginning of period	$ 23,044,826	$ 7,996,825
Change in estimate of discounted cash flows	2,215,619	14,861,675
Accretion recorded during the period	247,732	186,326
Balance, end of the period	$ 25,508,177	$ 23,044,826

9.	LOAN FACILITY

On April 2, 2015, the Company through its subsidiary 2435572 Ontario Inc. entered into a Loan Facility of US$370 million with a syndicate of lenders led by Natixis S.A., Scotiabank and Nedbank Ltd. and including ING Capital LLC, Export Development Canada and the Bank of Montreal. On April 29, 2015, Société Générale joined the lender syndicate. The lenders hold security over the Company’s 49% interest in the Gahcho Kué Diamond Mine held through the Company’s subsidiaries. The term of the Loan Facility is seven years and the interest rate is U.S. dollar LIBOR plus 5.5 percent. The Loan Facility has a drawdown schedule that commenced on April 7, 2015 and ends on March 31, 2017 to correspond with the projected construction period. When the Company reaches commercial production, as defined in the Loan Facility agreement, it will be subject to certain financial and insurance covenants.

Drawdowns under the Loan Facility are subject to certain conditions, including approval of a quarterly cost to complete report prepared by an independent technical consultant. The Company has funded a cost overrun reserve account (Note 6), which is restricted to be used to fund potential cost overruns of the project, and use of this account must be approved by the lenders. A cost to complete shortfall would exist if available funding remaining under the Loan Facility is less than the projected costs to completion and commercial production. Such shortfall would represent a cost overrun. If the Lenders are satisfied that the cost overrun can be funded with amounts in the cost overrun reserve account then no event of default would have occurred, and the lenders would approve further drawdown against the Loan Facility. If the available resources under the Loan Facility plus the cost overrun reserve account were insufficient to fund the project to completion and commercial production, additional funding would be required and no amounts would be available to be drawn until the default was remedied.

Page18

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The Loan Facility will be used to fund the Company’s share of the remaining construction cost of the Gahcho Kué Diamond Mine, associated fees, general and administrative costs, interest costs and repayment of $10 million of sunk costs which become payable to De Beers Canada on achievement of commercial production (Note 7), targeted for January 2017.

At June 30, 2016, US$278 million ($359.1 million Canadian) was outstanding under the Loan Facility. The loan is carried at amortized cost on the consolidated balance sheet. As at June 30, 2016, financing costs totalling $30,953,307 consisting primarily of fees payable to the lenders, legal and financial advisory fees, other financing related expenses and commitment fees relating to the Loan Facility were incurred. The loan amount of $359,092,600 has been reduced by a pro-rata portion of the deferred financing costs relative to what has been drawn to date, which is being amortized over the life of the Loan Facility using the effective interest method. The resulting balance of financing costs as at June 30, 2016 is $5,654,790 (December 31, 2015 - $13,891,403) and will be allocated to future drawdowns and amortized over the life of the Loan Facility using the effective interest rate method. Unamortized deferred financing costs as at June 30, 2016 of $19,265,976 is netted against the Loan Facility.

The following table shows the repayment instalment schedule for the gross amount of the Loan Facility:

Year
2017	US	$ 24,791,085
2018		93,845,271
2019		100,948,191
2020		46,778,076
2021		63,039,904
2022		40,597,473
Total	US	$ 370,000,000

Finance costs for the six months ended June 30, 2016 were $14,486,139 (December 31, 2015 - $10,192,292) and include interest expense calculated using the effective interest method; adjusted for interest paid on interest rate swaps and foreign exchange on the interest paid and accrued. These financing costs have been capitalized to assets under construction.

10.	DERIVATIVE liabilities

On April 7, 2015, the Company entered into U.S. dollar interest rate swaps to manage interest rate risk associated with the U.S. dollar variable rate Loan Facility (Note 9) and entered into foreign currency forward strip contracts to mitigate the risk that a devaluation of the U.S. dollar against the Canadian dollar would reduce the Canadian dollar equivalent of the U.S. dollar Loan Facility and the Company would not have sufficient Canadian dollar funds to develop the Gahcho Kué Diamond Mine. The interest rate swaps and forward strip contracts are secured on an equal basis with the Loan Facility and documented in the form of International Swaps Derivatives Association Master Agreements.

These derivatives have been classified as “non-hedge derivatives”. Changes in fair value of the interest rate swap and foreign currency forward strip contracts are recognized in net income or loss as gains or losses on derivatives.

Interest Rate Swap Contracts

The Company has entered into U.S. dollar floating-to-fixed interest rate swaps intended to economically fix the interest rate on 75% of the outstanding principal of the balance of the Loan Facility based on the forecast loan drawdown schedule up to a maximum of US$277 million. The interest rate swaps terminate on March 31, 2020. The Company will pay a fixed rate of 1.827% and will receive a variable rate based on the 3 month LIBOR forward curve, reset quarterly. Payments are settled on a quarterly basis in March, June, September, and December of each year.

Page19

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The table below provides a summary of interest rate swap contracts outstanding as at June 30, 2016:

Period of Interest Rate Contracts	Notional Amount (USD)
July 1, 2016 to December 31, 2016	$ 224,693,146
January 1, 2017 to December 1, 2017	277,500,000
January 1, 2018 to December 31, 2018	161,932,194
January 1, 2019 to December 31, 2019	41,995,998
January 1, 2020 to March 31, 2020	5,877,827

Foreign Currency Forward Strip

On April 7, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from April 7, 2015 to February 1, 2017 for notional amounts of $219,125,894 or US$175,666,949, with a weighted average price of $1.2474/US$1 and on July 10, 2015, the Company executed foreign currency forward strip contracts to buy Canadian dollars and sell U.S. dollars for the period from August 4, 2015 to February 1, 2017 for notional amounts of $54,832,365 or US$43,130,678, with a weighted average price of $1.2713/US$1.

The table below provides a summary of currency contracts outstanding as at June 30, 2016:

Period of Currency Contracts	Notional Amount (CAD)	Weighted Average Price (USD)	Notional Amount (USD)
July 1, 2016 to December 31, 2016	$ 30,785,881	$ 1.2531	$ 24,568,012
January 1, 2017 to February 1, 2017	10,547,403	1.2447	8,473,594
	$ 41,333,284	$ 1.2509	$ 33,041,606

The following table shows amounts recognized in the Condensed Consolidated Interim Statement of Comprehensive (Loss) Income for the three and six months ended June 30, 2016 and 2015:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Gain (loss) on derivative contracts - currency contracts	$ 481,001	$ (401,475)	$ 6,125,753	$ (401,475)
Loss on derivative contracts - interest rate swap contracts	(1,105,757)	(2,394,569)	(5,326,758)	(2,394,569)
Total	$ (624,757)	$ (2,796,044)	$ 798,994	$ (2,796,044)

11.	SHAREHOLDERS’ EQUITY
i.	Authorized share capital

Unlimited common shares, without par value

There is no other class of shares in the Company.

ii.	Share capital

The number of common shares issued and fully paid as at June 30, 2016 is 159,778,833. There are no shares issued but not fully paid.

Page20

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

On March 31, 2015, the Company closed a Rights Offering for gross proceeds of approximately $95 million. Under the Rights Offering, each registered holder of common shares of the Company as of the record date established as of February 27, 2015, received one right (a “Right”) for each share held. 5.69 Rights plus the sum of $4.00 was required to subscribe for one share (“Rights Share”). The Rights expired on March 30, 2015 (the “Expiry Date”) with unexercised Rights becoming void and without value. The Rights were listed on the TSX until their expiry.

The Company entered into a stand-by agreement with Mr. Dermot Desmond an insider of the Company and principal owner of Bottin (International) Investments Ltd. (“Bottin”) under which he undertook to fully subscribe for those Rights Shares not otherwise subscribed for on the Expiry Date. Mr. Dermot Desmond fully exercised his rights and received the previously agreed stand by fee of 3%. Mr. Desmond requested that payment be received in common shares of the Company at a price of $4.00 per common share, which was subject to shareholder approval at the Annual Special Meeting held on June 16, 2015. Shareholder approval was received and on June 25, 2015, Mr. Desmond was issued 712,500 common shares of the Company.

A total of 135,204,550 Rights were exercised by shareholders for 23,761,783 shares.

iii.	Stock Options, RSUs, DSUs and Share-based Payments Reserve

On June 21st, 2016, the Company, through its Board of Directors and shareholders, adopted a long-term equity incentive plan (the “Plan”) which, among other things, allows for the maximum number of shares that may be reserved for issuance under the Plan to be 10% of the Company’s issued and outstanding shares at the time of the grant. The Board of Directors has the authority and discretion to grant stock option, RSU and DSU awards within the limits identified in the Plan, which includes provisions limiting the issuance of options qualified persons and employees of the Company to maximums identified in the Plan. As at June 30, 2016, the aggregate maximum number of shares pursuant to options granted under the Plan will not exceed 15,977,883 shares, and there were 13,007,883 shares available to be issued under the Plan. All stock options are settled by the issuance of common shares.

The following table summarizes information about the stock options outstanding and exercisable:

	June 30, 2016		December 31, 2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of period	3,100,000	$ 4.58	1,400,000	$ 5.08
Granted during the period	100,000	6.35	1,700,000	4.18
Exercised during the period	(100,000)	3.57	-	-
Expired during the period	(150,000)	6.13	-	-
Balance at end of the period	2,950,000	$ 4.60	3,100,000	$ 4.58
Options exercisable at the end of the period	2,783,333	$ 4.54	3,033,333	$ 4.59

Page21

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The fair value of the 100,000 stock options granted during the period ended June 30, 2016 has been estimated on the date of grant using the Black-Scholes option pricing model. The assumptions are presented below. Expected volatility is calculated by reference to the weekly closing share price for a period that reflects the expected life of the options. In the year ended December 31, 2015, 1,700,000 stock options were granted and valued using the assumptions below.

	June 30,	December 31,
	2016	2015
Exercise price	$6.35	$3.57 - $4.66
Expected volatility	29.27%	34.65% - 37.76%
Expected option life	2.5 years	5 years
Expected forfeiture	none	none
Expected dividend yield	0%	0%
Risk-free interest rate	0.58%	0.73% - 0.85%

During the period ended June 30, 2016, 100,000 stock options were exercised for gross proceeds of $357,000 (December 31, 2015 - $Nil). The market price of stock options exercised during the period ended June 30, 2016 was $634,000 (December 31, 2015 - $Nil).

The following tables reflect the Black-Scholes values (share-based payments reserve amounts), the number of stock options outstanding, the weighted average of options outstanding, and the exercise price of stock options outstanding at June 30, 2016.

At June 30, 2016
	Black-Scholes	Number of	Exercise
Expiry Date	Value	Options	Price
March 8, 2017	463,500	200,000	4.84
January 31, 2018	133,700	100,000	4.08
March 10, 2018	129,300	100,000	4.06
March 17, 2018	64,250	50,000	4.11
May 13, 2018	156,700	100,000	5.00
July 2, 2018	802,500	500,000	5.28
February 13, 2019	274,600	200,000	5.29
April 13, 2020	1,399,715	885,000	4.66
October 14, 2020	133,220	100,000	4.21
December 10, 2020	693,167	615,000	3.57
June 30, 2021	119,990	100,000	6.35
	$ 4,370,642	2,950,000	4.60

The weighted average remaining contractual life of the options outstanding at June 30, 2016 is 3.16 years (December 31, 2015 - 3.45 years).

Page22

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The Restricted and Deferred Share Unit (“RSU” and “DSU”) plans are full value phantom shares that mirror the value of Mountain Province’s publicly traded common shares. Grants under the RSU and DSU plan are made on a discretionary basis to qualified persons and employees of the Company subject to the Board of Directors’ approval. Under the 2016 RSU and DSU plan, RSU’s vests according to the terms set out in the award agreement which are determined on an individual basis at the discretion of the Board of Directors. Vesting under the RSU and DSU plan is subject to special rules for death, disability and change in control. The awards can be settled through issuance of common shares or paid in cash, at the discretion of the Board of Directors.

During the period ended June 30, 2016, 20,000 RSUs were granted with a fair value of $6.17 per unit on the grant date and nil were exercisable.

The fair value of each RSU issued is determined at the closing share price on the grant date.

The following table shows the RSU awards which have been granted during the period:

RSU	Number of units
Balance at beginning of period	-
RSUs awarded	20,000
RSU settled/exercised	-
Balance, June 30, 2016	20,000

As of June 30, 2016 no DSU awards have been granted.

The share-based payments recognized as an expense for the three and six months ended June 30, 2016 and 2015 are:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
Expense recognized in the period
for share-based payments	$ 20,984	$ 1,399,716	$ 37,591	$ 1,403,927

The share-based payments expense for the three and six months ended June 30, 2016 and 2015 is recorded in consulting fees.

Page23

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

iv.	(Loss) Earnings Per Share

The following table sets forth the computation of basic and diluted (loss) earnings per share:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Numerator
Net (loss) income for the period	$ (351,915)	$ (5,760,241)	$ 18,490,463	$ (6,330,998)

Denominator
For basic - weighted average number of shares outstanding	159,705,207	159,005,481	159,692,020	147,170,764
Effect of dilutive securities	-	-	343,267	-
For diluted - adjusted weighted average number of shares outstanding	159,705,207	159,005,481	160,035,287	147,170,764

(Loss) Earnings Per Share
Basic	$ (0.00)	$ (0.04)	$ 0.12	$ (0.04)
Diluted	$ (0.00)	$ (0.04)	$ 0.12	$ (0.04)

For the three months ended June 30, 2016, 2,950,000 stock options are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (three months ended June 30, 2015 - 1,400,000). For the six months ended June 30, 2016, 2,606,733 stock options are not included in the calculation of diluted earnings per share since to include them would be anti-dilutive (six months ended June 30, 2015 - 1,400,000).

v.	Shareholder Rights Plan

On September 7, 2010, the Board of Directors of the Company approved an amended Shareholder Rights Plan (the “Rights Plan”), which was ratified by the shareholders at the Annual General Meeting on November 18, 2010. The Rights Plan is intended to provide all shareholders of the Company with adequate time to consider value enhancing alternatives to a take-over bid and to provide adequate time to properly assess a take-over bid without undue pressure. The Rights Plan is also intended to ensure that the shareholders of the Company are provided equal treatment under a takeover bid.

12.	RELATED PARTIES

The Company’s related parties include the operator of the Gahcho Kué Diamond Mine, Dermot Desmond, Bottin, key management and their close family members, and the Company’s directors. Kennady Diamonds Inc. (“Kennady Diamonds”) is also a related party since the Company and Kennady Diamonds have common members of key management.

Related party transactions are recorded at their exchange amount, being the amount agreed to by the parties. Outstanding balances are settled in cash.

The Company had the following transactions and balances with its related parties including key management personnel including the Company’s directors, Dermot Desmond, Bottin, the operator of the Gahcho Kué Diamond Mine, and Kennady Diamonds. The transactions with key management personnel are in the nature of remuneration. The transactions with the operator of the Gahcho Kué Diamond Mine relate to the funding of the Company’s interest in the Gahcho Kué Diamond Mine for the current year’s expenditures, capital additions and management fee. The transactions with Kennady Diamonds are for a monthly management fee charged by the Company for reimbursement of expenses paid on behalf of Kennady Diamonds.

Page24

MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

As discussed in Note 11, in 2015 the Company issued 712,500 common shares or the equivalent of $2,850,000 to Mr. Dermot Desmond as a standby fee.

The balances as at June 30, 2016 and December 31, 2015 were as follows:

	June 30,	December 31,
	2016	2015
Payable to the operator of the Gahcho Kué Diamond Mine*	$ 665,829	$ 1,210,408
Receivable from Kennady Diamonds	-	8,475
Payable to key management personnel	22,085	-

*included in accounts payable and accrued liabilities

The transactions for the three and six months ended June 30, 2016 and 2015 were as follows:

		Three months ended	Three months ended	Six months ended	Six months ended
		June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
The total of the transactions:
Mr. Dermot Desmond - Fee under Stand-by Agreement	11(ii)	$ -	$ -	$ -	$ 2,850,000
Kennady Diamonds		22,500	22,500	45,000	45,000
Remuneration to key management personnel		202,922	1,878,845	482,301	2,122,051
Management fee charged by the operator of the Gahcho Kué Diamond Mine		748,439	1,811,838	3,112,641	3,906,320

The remuneration expense of directors and other members of key management personnel for the three and six months ended June 30, 2016 and 2015 were as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Consulting fees, director fees, bonus and other short-term benefits	$ 181,938	$ 479,129	$ 444,710	$ 718,124
Share-based payments	20,984	1,399,716	37,591	1,403,927
	$ 202,922	$ 1,878,845	$ 482,301	$ 2,122,051

In accordance with International Accounting Standard 24 Related Parties, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

13.	CAPITAL MANAGEMENT

The Company considers its capital structure to consist of debt, share capital, share-based payments reserve, and net of deficit. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s main property, Gahcho Kué Diamond Mine, is in the development stage, and as such the Company is dependent on external financing to fund its activities. In order to carry out the planned management of our properties and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

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MOUNTAIN PROVINCE DIAMONDS INC.

Notes to Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2016

In Canadian Dollars

(Unaudited)

The Company’s capital is summarized as follows:

	June 30,	December 31,
	2016	2015
Loan facility	$ 339,826,624	$ 205,686,683
Share capital	472,755,703	472,285,993
Share-based payments reserve	4,700,568	4,775,687
Deficit	(149,890,220)	(168,380,683)
	$ 667,392,675	$ 514,367,680

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2016. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

14.	SEGMENTED REPORTING

The Company has determined that it has only one operating segment.